SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the period of June, 1999 through March, 2000.

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467

                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  08-06-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,506,143           23/06/99       10             8,000                         0.73           1,514,143


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     23-06-99

                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  23-06-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,514,143           02/07/99       10                            30,000         0.75           1,544,143


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     06-07-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  06-07-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,514,143           02/07/99       10                            30,000         0.75           1,484,143


Attachment     Yes       No                       6.   Remarks:
                                                       Please disregard the last
                                                       insider report.  This is
                                                       the corrected one.  The
                                                       mistake was made by
                                                       adding instead of sub-
                                                       tracting, so the present
                                                       balance was wrong.

Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     14-07-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  14-07-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,484,143           23/07/99       10                            7,000          0.58           1,477,143
                    1,477,143           23/07/99       10                            3,000          0.61           1,474,143
                    1,474,143           27/07/99       10                            36,000         0.65           1,438,143

Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     28-07-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  28-07-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,438,143           05/08/99       10             25,000                        0.70           1,463,143


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     09-08-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  09-08-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,463,143           01/09/99       10                            50,000         0.83           1,413,143


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     07-09-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  07-09-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,413,143           17/09/99       10                            12,500         0.84           1,400,643
                                        17/09/99       10                            27,500         0.80           1,373,143


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     20-09-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  20-09-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,373,143           30/09/99       10                            10,000         0.81           1,363,143
                                        30/09/99       10                            18,000         0.80           1,345,143


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     04-10-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  04-10-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,345,143           25/10/99       10                            15,000         0.82           1,330,143


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     25-10-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  04-10-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,345,143           25/10/99       10                            15,000         0.82           1,330,143


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     25-10-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  25-10-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,330,143           07/11/99       10                            20,000         0.99           1,310,143


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     08-11-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  08-11-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,310,143           08/11/99       10             12,000                        1.00           1,322,143
                                        09/11/99       10                            10,000         0.91           1,312,143

Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     16-11-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  16-11-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,312,143           29/11/99       10                            30,000         1.51           1,282,143
                                        30/11/99       10                            30,000         1.44           1,252,143

Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     02-12-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  02-12-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,252,143           10/12/99       10             5,000                         1.15           1,257,143


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     13-12-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  13-12-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,257,143           17/12/99       10                            15,000         0.97           1,242,143


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     20-12-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  20-12-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,242,143           27/12/99       10                            5,000          0.95           1,237,143


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     29-12-99


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  29-12-99   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,237,143           19/01/99       10             900                           1.00           1,238,043


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     20-01-00


                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  20-01-00   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
                                   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       1,238,043           14/03/00       10                            10,900         1.55           1,227,143


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/Yashvir (Jasi) Nikhanj     17-03-00

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

July 17, 2000                                by:/s/Jasi Nikhanj
                                                  Jasi Nikhanj, President